SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding dated 29 June, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Mark Tucker, Clark Manning, Michael McLintock, Mark Norbom, - iii


3. Name of person discharging managerial responsibilities/director

Mark Tucker, Clark Manning, Michael McLintock, Mark Norbom,


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director named above


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited


8 State the nature of the transaction

Awards given under the Prudential Group Performance Plan and Prudential Business Unit Performance Plan as set out in Section 9. These two plans were approved at the Prudential plc AGM on 18 May 2006.


 9. Number of shares, debentures or financial instruments relating to shares acquired

Mark Tucker

- Prudential Group Performance Plan - 337,044 ordinary shares

Clark Manning

- Prudential Group Performance Plan - 241,415 ordinary shares

- Prudential Business Unit Performance Plan - 120,707 ordinary shares

Michael McLintock

- Prudential Group Performance Plan - 64,199 ordinary shares

Mark Norbom

- Prudential Group Performance Plan - 144,648 ordinary shares

- Prudential Business Unit Performance Plan - 72,324 ordinary shares


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Mark Tucker - less than 0.02%

Clark Manning - less than 0.02%

Michael McLintock - less than 0.003%

Mark Norbom - less than 0.009%


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

N/A


14. Date and place of transaction

29 June 2006, London


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mark Tucker - 891,750 ordinary shares, less than 0.04%

Clark Manning - 895,837 ordinary shares, less than 0.04%

Michael McLintock - 524,949 ordinary shares, less than 0.03%

Mark Norbom - 1,237,319 ordinary shares, less than 0.06%


16. Date issuer informed of transaction

29 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

29 June 2006

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 June, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary